Exhibit 2.2

AMENDMENT No. 1

TO

AGREEMENT AND PLAN OF MERGER

by and between

CAMDEN NATIONAL CORPORATION

and

UNION BANKSHARES COMPANY

Dated as of September 21, 2007

This AMENDMENT No. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is dated as of September 21, 2007, by and between Camden National Corporation, a Maine corporation (“Buyer”), and Union Bankshares Company, a Maine corporation (the “Company”).

WHEREAS, the parties entered into that certain Agreement and Plan of Merger dated as of August 13, 2007 (the “Merger Agreement”); and

WHEREAS, the parties desire to amend the Merger Agreement pursuant to Section 9.3 thereof as provided herein.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. The following sentence of Section 2.1 of the Merger Agreement shall be deleted in its entirety:

“Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided in Section 2.4 either: (i) $68.00 in cash (the “Cash Consideration”); or (ii) 1.9106 shares (the “Exchange Ratio”) of Buyer Common Stock (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

and shall be replaced with the following:

“Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, excluding Dissenting Shares, shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided in Section 2.4 either: (i) $68.00 in cash (the “Cash Consideration”); or (ii) 1.9106 shares (the “Exchange Ratio”) of Buyer Common Stock (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

2. The following sentence of Section 2.4(a) of the Merger Agreement shall be deleted in its entirety:

“Each Election Form shall permit the holder of record of Company Common Stock (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to (i) elect to receive the Cash Consideration for all or a portion of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all or a portion of such holder’s shares (a “Stock Election”), or (iii) make no election with respect to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”); provided that, notwithstanding any other provision of this Agreement, sixty percent (60%) of the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (the “Stock Conversion Number”), shall be converted into the Stock Consideration and forty percent (40%) of such shares of Company Common Stock shall be converted into the Cash Consideration.”

and shall be replaced with the following:

“Each Election Form shall permit the holder of record of Company Common Stock (or in the case of nominee record holders, the beneficial owner through proper instructions and documentation) to (i) elect to receive the Cash Consideration for all or a portion of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all or a portion of such holder’s shares (a “Stock Election”), or (iii) make no election with respect to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”); provided that, notwithstanding any other provision of this Agreement, sixty percent (60%) of the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, including any Dissenting Shares (the “Stock Conversion Number”), shall be converted into the Stock Consideration and forty percent (40%) of such shares of Company Common Stock shall be converted into the Cash Consideration.”

3. The following sentence shall be added immediately following the third sentence of Section 2.4(b) of the Merger Agreement:

“All Dissenting Shares shall be deemed Cash Election Shares, and with respect to such shares the holders thereof shall in no event receive consideration comprised of Buyer Common Stock, subject to Section 2.9; provided, however, that for purposes of making the proration calculations provided for in this Section 2.4 only Dissenting Shares as existing at the Effective Time shall be deemed Cash Election Shares.”

4. The following shall be added as Section 2.9 of the Merger Agreement:

“2.9 Dissenting Shares. Each outstanding share of Company Common Stock the holder of which has perfected his or her right to dissent from the Merger under Chapter 13 of the MBCA and has not effectively withdrawn or lost such rights as of the Effective Time (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and the holder thereof shall be entitled only to such rights as are granted by such provisions of the MBCA. If any holder of Dissenting Shares shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the Dissenting Shares held by such holder shall thereupon be treated as though such Dissenting Shares had been converted into the right to receive the Merger Consideration to which such holder would be entitled pursuant to Section 2.4 hereof. The Company shall give Buyer prompt notice upon receipt by the Company of any such written demands for payment of the fair value of shares of Company Common Stock and of withdrawals of such demands and any other instruments provided pursuant to the MBCA. Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation.”

5. The following sentence of Section 3.6 of the Merger Agreement shall be deleted in its entirety:

“In accordance with the applicable provisions of the MBCA, the shareholders of the Company are not entitled to appraisal or dissenters’ rights in connection with any of the transactions contemplated hereby.”

6. The following shall be added as Section 7.2(f) of the Merger Agreement:

“(f) As of immediately prior to the Effective Time, not more than 10% of the issued and outstanding shares of Company Common Stock shall have served a written notice of the shareholder's intent to demand payment if the proposed action is effectuated to the Company under the MBCA.”

7. The following shall be added to Section 9.2 of the Merger Agreement:

“Dissenting Shares” shall have the meaning set forth in Section 2.9.”

8. All provisions of the Merger Agreement not specifically modified hereby shall continue in full force and effect.

9. All capitalized terms not otherwise defined herein shall have the meaning set forth in the Merger Agreement.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

CAMDEN NATIONAL CORPORATION

By:	/s/ Robert W. Daigle
Name:	Robert W. Daigle
Title:	President and Chief Executive Officer

UNION BANKSHARES COMPANY

By:	/s/ Peter A. Blyberg
Name:	Peter A. Blyberg
Title:	President and Chief Executive Officer

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